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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                         Commission File Number 0-29098

                           NOTIFICATION OF LATE FILING

     (Check One): [X] Form 10-K [ ] Form 11-K [ ] Form 20-F [ ] Form 10-QSB

                                 [ ] Form N-SAR

                       For Period Ended: December 31, 2001

      [ ] Transition Report on Form 10-K [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form 20-F [ ] Transition Report on Form N-SAR
                       [ ] Transition Report on Form 11-K

                        For the Transition Period Ended:

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:





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                         PART I. REGISTRANT INFORMATION

Full name of registrant: Navidec, Inc.

Former name if applicable



Address of principal executive office (Street and number)

Fiddler's Green Center, 6399 Fiddler's Green Circle, Suite 300

City, State and Zip Code Greenwood Village, Colorado 80111

                        PART II. RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check boxes if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



                               PART III. NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Company is in the process of completing its audited financial statements for the year ended December 31, 2001. The Company has been delayed in completing such financial statements as a result of significant business transactions that have diverted the attention of the Company's senior management. The Company intends to file the Form 10-K promptly after such financial statements are finalized, and in any event by April 15, 2002.


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                           PART IV. OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                       Patrick R. Mawhinney (303) 222-1000

(Name) (Area code) (Telephone number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Subject to completion of its audited financial statements, the Company's results from operations for the year ended December 31, 2001 will vary from the year ended December 31, 2000 as follows:

Revenue for 2001 decreased $9.8 million, or 30.2%, from 2000 normalized revenues (Excludes revenue from DriveOff.com of $713,000) of $32.4 million to $22.6 million in 2001. The decrease was primarily a result of lower market demand for IT services, a struggling economy and the reserve of $1.6 million for disputed revenue. Revenue in 2001 associated with the eSolutions decreased $9.2 million, or 29.3%, from 2000, down to $22.1 million from $31.3 million. Product distribution revenue decreased $611,000, or 57.0%, from $1.1 million in 2000 to $460,000 in 2001. The decrease in product distribution revenues was due to Navidec's decision to discontinue its focus on product distribution during the second half of the year.

Gross margin decreased $5.7 million, or 37.8%, from normalized gross margin (excludes costs related to DriveOff.com revenue of $101,000) of $15.2 million in 2000 to $9.4 million in 2001. As a percentage of revenue, gross profit decreased from 46.9% to 41.8%. The decrease in the gross margin was a result of product mix and decreasing margins in eSolutions as a result of pricing pressures experienced during the year, eSolutions had a gross margin of 42.5% in 2001 down from 49.4% in 2000.


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Product development costs decreased $1.9 million, or 31.1%, from normalized expenses of $6.0 million in 2000 to $4.1 million in 2001. As a percentage of revenue, product development costs decreased from 18.4% in 2000 to 18.2% in 2001. The decrease in product development cost is the result of a more narrowed focus on the areas that the Company is pursuing.

General and administrative expenses increased $568,000, or 7.8%, from normalized general and administrative expenses of $7.3 million in 2000 to $7.8 million in 2001. As a percentage of revenue, general and administrative expenses increased from 22.4% in 2000 to 34.7% in 2001. The increased spending was primarily due to increased overhead expenses related to projected needs for increased personnel necessary to support planned expansion in revenues in 2001.

Sales and marketing expenses decreased $325,000, or 4.4%, from $7.4 million in 2000 to $7.1 million in 2001. As a percentage of revenue, sales and marketing expenses increased from 22.8% to 31.3% of revenue in 2000 and 2001 respectively. The increased spending was primarily due to increased marketing activities and the opening of remote sales offices to support expected expanding revenue in 2000, many of which were guaranteed through 2001.

Our net interest income decreased from $1.2 million in 2000 to $223,000 in 2001. This decrease was the result of lower cash and investment balances in 2001.

During 2001 the Company realized a loss of $44.9 million on the sale of the majority of its holdings in CarPoint, Inc and the write down of the remaining balance to market levels. During 2000 the Company recorded a gain of $43.3 million on the sale of DriveOff.com to CarPoint, Inc. and a gain of $13.1 million on the conversion of Notes Payable into equity of DriveOff.com.

Our effective tax rate was 32.8% in 2000 versus 0% in 2001 because of our pretax income of $24.4 million in 2000 versus a loss in 2001.

The Company expects to record a net loss for the year ended December 31, 2001 of approximately $55.4 million, or an approximately $4.76 loss per share on weighted average shares outstanding of 11,640,000. This compares with net income of $16.4 million, or a $1.47 per share basic and $1.37 per share diluted on weighted average shares outstanding of 11,159,000 basic and 11,950,0000 diluted for the same period in 2000.

                                  NAVDEC, INC.


                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



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Date:  April 1, 2002              By:   /s/ Patrick R. Mawhinney
                                  ------------------------------
                                  Patrick R. Mawhinney, Chief Financial Officer





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